GREAT AMERICAN COMMUNICATIONS COMPANY
                                    EXHIBIT 21
                          SUBSIDIARIES OF THE REGISTRANT



      The following is a list of subsidiaries of GACC at December 31, 1993. All corporations listed are 100% owned subsidiaries of GACC and, if indented, subsidiaries of the company under which they are listed.

                                                                   State of
    Name of Company                                             Incorporation
    Great American Broadcasting Company                            Delaware
      Great American Television and Radio Holdings, Inc.           Ohio

        Great American Television and Radio Company, Inc.          Ohio
      Leisure Systems Inc.                                         Ohio

      The names of certain subsidiaries are omitted, as such subsidiaries in the aggregate would not constitute a significant subsidiary.